September 22, 2010
Mr. Rufus Decker
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re: China Enterprises Limited
Form 20-F for the Fiscal Year Ended December 31, 2008
Filed March 30, 2010
File No. 1-12126
Dear Mr. Gilmore:
This letter provides a response to the comments contained in your letter of August 10, 2010 to China Enterprises Limited (the “Issuer” or the “Company”) regarding its Form 20-F for the year ended December 31, 2008. This response is numbered in accordance with the numbered comments contained in your letter.
Form 20-F for the Fiscal Year Ended December 31, 2008
General
2.	Comment
General Instruction A to the Form 20-F states that a foreign private issuer must file its annual report on a Form 20-F within six months after the end of the fiscal year covered by the report for fiscal years ending before December 15, 2011. In this regard, you appear to be consistently late in filing your Form 20-F. For example, you filed your Form 20-F for the year ended December 31, 2008 on March 30, 2010, your Form 20-F for the year ended December 31, 2007 on June 29, 2009, and your Form 20-F for the year ended December 31 2006 on October 17, 2008. Please file your Form 20-F by the required due dates stated in General Instruction A to the Form 20-F. If the audited financial statements required to be filed with your Form 20-F pursuant to Rule 3-09 of Regulation S-X are not available as of the required due date, you should file an amendment to your Form 20-F with these financial statements as soon as they became available.

Response
The Issuer acknowledges the Commission’s comment and will endeavor in the future to make its filings as required. In addition, reference is made to the Issuer’s response to staff Comment 5 below.
3.	Comment
Section 3(a)(1)(A) of the Investment Company Act of 1940 defines an “investment company” to include any issuer that “is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities.” Section 3(a)(1)(C) of the 1940 Act also defines “investment company” as any issuer that “is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 percent of the value of such issuer’s total assets, exclusive of Government securities and cash items, on an unconsolidated basis.” “Investment securities” generally include all securities except for Government securities and securities issued by majority-owned subsidiaries of an issuer that are not investment companies and are not relying on the exceptions in Section 3(c)(1) or 3(c)(7) of the 1940 Act. See Section 3(a)(2) under the 1940 Act.
You state that with the exception of Wing On Travel (Holdings) Limited and Hangzhou Zhongce Rubber Co., Limited, none of your affiliates or subsidiaries are active. As a result, your financial results in fiscal years 2006, 2007 and 2008 were dependent on the results of Wing On Travel (Holdings) Limited and Hangzhou Zhongce Rubber Co., Limited. You are also actively seeking new investment opportunities. Your interest in Wing On Travel (Holdings) Limited is accounted for as an investment in trading securities and your interest in Hangzhou Zhongce Rubber Co., Limited is accounted for under the equity method of accounting. Because the 1940 Act applies the 40 percent limit to an issuer’s investment securities on an unconsolidated basis, we lack the information necessary to assess whether you may be an investment company.
Accordingly, please provide us with a written analysis as to how you determined that are not an investment company. Please state the basis for any exclusion or exemption from the definition contained in Section 3(a)(1)(A) and Section 3(a)(1)(C), as appropriate. Please include in this analysis data indicating the value of your investment securities and total assets, exclusive of cash items and Government securities, on an unconsolidated basis as of December 31, 2008 and December 31, 2009, In addition, please provide any additional appropriate documentation to support your analysis.

Response
The Company is continuing to analyze the Commission’s comment as to this item and will provide an updated response as soon as practicable.
Item 5 — Operating and Financial Review and Prospects, page 14
B.     Liquidity and Capital Resources, page 17
4.	Comment
In light of your net losses, working capital deficit and cash used in operating activities, please further enhance your disclosure to discuss significant changes in your expected sources and uses of cash from period to period and the impact of these changes on your liquidity and capital resources. Please provide a comprehensive discussion of your liquidity given your recurring losses and use of cash in operations and how you have determined that you will continue as a going concern. Ensure you also disclose any known and anticipated trends, demands, commitments, events or uncertainties that are reasonably likely to materially increase or decrease liquidity.
Response
The Issuer will file an amendment to its Form 20-F for the year ended December 31, 2008 that will state:
B. LIQUIDITY AND CAPITAL RESOURCES
Our 2008 operations were entirely funded by internally generated funds. Cash for financing the operations of the Company was principally obtained mainly through the disposal of trading securities and the interest generated from convertible notes of Wing On Travel (Holdings) Limited , or Wing On. During 2008, the Company has seen a continuation of challenging financial and economic conditions. Although some signs of improvement have started to emerge, the performance of key economies remains uncertain and the Company has continued to experience material impairment losses, including write-downs in respect of available-for-sale securities.
The Company’s working capital dramatically decreased in 2008, from a positive working capital, calculated as current assets less current liabilities, of Rmb86.9 million as of December 31, 2007 to a negative working capital of Rmb89.7 million as of December 31, 2008, was due to the increase of amount due to related parties, as a result of the acquisition of three companies from Hanny Holdings Limited during 2008.

Over the last few years, cash flow financing the operations of the Company was primarily obtained from disposals of trading securities. As at December 31, 2008, the Company still held approximately amounted Rmb85 million of marketable securities. In 2008 and 2007, the net cash used in operating activities was approximately Rmb67.0 million and Rmb102.5 million, respectively. The net cash used in investing activities and provided by financing activities in 2008 was approximately Rmb4.4 million and Rmb71.1 million, respectively; compared with Rmb209.2 million provided by investing activities and Rmb112.8 million used in financing activities in 2007.
Other than the Memorandum of Understating, as described in Item 4 of this Form 20-F, a refundable deposit of Rmb75 million was paid for acquisition of available-for-sale investment; and the Convertible Notes receivable of Wing On amounted approximately Rmb50 million as described in Item 7 of this Form 20-F, which the notes is maturing in June 2011, no transactions, arrangements and other relationships with unconsolidated entities or other persons that are reasonably likely to affect materially the liquidity or the availability of or requirement for capital resources of the Company have been entered into during 2008. In management’s opinion, the Group has sufficient cash and cash equivalents, notes receivable and trading securities to support its working capital for its present requirements.
For the years ended December 31, 2007 and 2008, the Company had no expenditure for property, plant and equipment.
In addition, cash and cash equivalents of the Company from continuing operations decreased from Rmb0.5 million at December 31, 2007 to Rmb0.1 million at December 31, 2008 of which approximately Rmb34,000 (approximately US$5,000) were U.S. dollar deposits included in cash and cash equivalent.
There are no material restrictions, including foreign exchange controls, on the ability of the Company’s subsidiaries to transfer funds to the Company in the form of cash dividends, loans, advances or product/material purchases.
For related party information, please see “Item 7. Major Shareholders and Related Party Transactions” in this Annual Report. In the opinion of management, these related party transactions have no material effect on the Company’s liquidity or cash flows.

Item 15 — Controls and Procedures, page 29
5.	Comment
You currently disclose that the chief executive officer and chief financial officer have concluded that your disclosure controls and procedures are effective, except that you are not able to file your Form 20-F within the prescribed time period. Please do not include language limiting your conclusion regarding the effectiveness of your disclosure controls and procedures. Please file an amendment to your Form 20-F to state, in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures.
Response
The Issuer will file an amendment to its Form 20-F for the year ended December 31, 2008 that will provide:
“The Company’s chief executive officer and chief financial officer have concluded that the Company’s disclosure controls and procedures are ineffective as they are not sufficient to ensure that the information that the Company’s is required to disclose in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms. The Company is developing a set of procedures and controls that will allow it to meet such time periods specified in the Securities and Exchange Commission rules and forms and to ensure that information required to be disclosed by it in its reports is accumulated and communicated to its management, including the Issuer’s principal executive and principal financial officers, to allow timely decisions regarding required disclosure.”
The Issuer will continue to make a similar disclosure in its future filings until such time as the reports that it files or submits under the Securities Exchange Act of 1934 are filed within the time periods specified in the Commission’s rules and forms.

6.	Comment
We remind you that the definition of disclosure controls and procedures includes controls and other procedures that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission rules and forms. Given that you did not file your Form 20-F within the time period specified in General Instruction A to the Form 20-F, it is not clear how you arrived at the conclusion that your disclosure controls and procedures were effective, Please file an amendment to your Form 20-F to state that your disclosure controls and procedures were not effective. Otherwise, please provide us with a comprehensive explanation as to how you determined that your disclosure controls and procedures were effective.
Response
Please see the Issuer’s response to Comment 5 above.
7.	Comment
We note that you define disclosure controls and procedures as those controls and procedures that are effective in providing reasonable assurance regarding the reliability of financial reporting. This is an incomplete definition of disclosure controls and procedures per Exchange Act Rules 13a-15(e) and 15d-15(e). Please revise your definition to clarify that disclosure controls and procedures are designed to ensure that information required to be disclosed in (your) filings under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms. In addition, your disclosure should also clarify that disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Alternatively, you may simply conclude that your disclosure controls and procedures are effective or not effective, whichever the case may be.

Response
The Issuer acknowledges the Commission’s comment and will revise its definition of disclosure controls accordingly. In addition, reference is made to the Issuer’s response to staff Comment 5 above.
Consolidated Financial Statement for China Enterprises Limited
General
8.	Comment
You disclose on page 9 that your affiliate became a defendant in an anti-dumping investigation in India. Please confirm there is not a reasonable possibility that a loss exceeding amounts already recognized may have been incurred. If there is a reasonable possibility and the amount of that loss is material, please disclose the estimated additional loss, or range of loss, or state that such an estimate cannot be made as required by FASB ASC 450-20-50-3 and 450-20-50-4.
Response
The Company respectfully submits that, as of the date of filing of the Annual Report of the Company on Form 20-F, the anti-dumping investigation by the relevant government authorities in India was completed but no specific charges had been made against the Company. Accordingly, the management of the Company believes that it was not probable that an asset had been impaired or a liability had been incurred at the date of the report and confirms that there is not a reasonable possibility that a loss may have been incurred.
In response to the Staff’s comment, the Company will file an amendment to its Form 20-F for the year ended December 31, 2008 that will include an amendment to the relevant disclosure in accordance with FASB ASC 450-20-50 as follows:
“In 2008, an affiliate of the Company became a defendant in an anti-dumping investigation in India, and, as at the date of the report the investigation was completed but no specific charges had been made against the Company. Accordingly, the management of the Company believes that it is not probable that an asset had been impaired or a liability had been incurred at the date of the report. However, the possibility of new legislation could have a material impact on our financial results if our affiliate was to increase its expenditures to comply with anti-dumping requirement, and the imposition of anti-dumping duties may also impact our affiliate’s export sales to India.”

Consolidated Statement of Operations, page FF-2
9.	Comment
Please present your basic and diluted earnings per share on the face of your statements of operations for each period presented. Refer to FASB ASC 260-10- 45-2.
Response
The Company respectfully advises the Staff that the Company has presented its basic loss per common share on the consolidated statements of operations for each period presented as required by ASC 260-10-45-2, which states that:
Entities with simple capital structures, that is, those with only common stock outstanding, shall present basic per-share amounts for income from continuing operations and for net income on the face of the income statement. All other entities shall present basic and diluted per-share amounts for income from continuing operations and for net income on the face of the income statement with equal prominence.
The Company’s capital structure was simple with only common shares being outstanding during the years ended December 31, 2006, 2007 or 2008. Accordingly, only basic per shares amounts is presented. In future filings, the Company will revise the relevant line on its statements of operations to read “Basic and diluted (loss) earnings per common share” to further clarify that there is no difference between basis and diluted EPS.
Note 2 — Summary of Significant Accounting Policies, page FF-8
(i)     Loss Per Share, page FF-11
10.	Comment
Please disclose the number of antidilutive shares by each type of security. See FASB ASC 260-10-50-1(c).
Response
The Company respectfully advices the Staff that the Company has no securities issued or outstanding that could potentially dilute basic EPS. The Company will disclose the number of anti-dilutive shares by each type of security, if applicable, in its future filings.

Note 4 — Gain on Disposal of Subsidiaries, page FF-17
11.	Comment
Regarding the disposal of your equity interest in Manwide Holdings Limited and Rosedale Luxury Hotel & Suites Limited, please tell us how you determined that these businesses did not meet the definition of a component of an entity and should not be presented as discontinued operations. Refer to ASC 205-20-20.
Please correspondingly tell us how you determined it was appropriate to present the gain on disposal of subsidiaries within operating income on the face of your statement of operations. Please also help us understand the business reasons for why the purchaser would want to buy these subsidiaries given that they appear to have had net liabilities as of the date of disposal.
Response
The Company respectfully advises the Staff that Manwide Holdings Limited (“Manwide”) and Manwide’s wholly owned subsidiary, Rosedale Luxury Hotel & Suites Limited (“Rosedale”), intended to acquire properties under construction in Shanghai, China in 2004; however, the transaction was not completed due to the failure of the vendor to transfer its title on the properties to the Company. Accordingly, Manwide and Rosedale did not have any operation or business and no material results or cash flow have been eliminated from the ongoing operations of the Company as a result of the disposal transactions.
The Company notes that ASC 205-20-20 defines “Component of an Entity” as:
A component of an entity comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. A component of an entity may be a reportable segment or an operating segment, a reporting unit, a subsidiary, or an asset group.
Both Manwide and Rosedale were shell companies that had no business operations. The net amounts due to related parties were principally financing originally provided by the Company for the acquisition of properties in Shanghai offset by legal costs incurred on behalf of the shell companies by the parent company to recover the deposit initially paid for the properties that was not eventually transferred. Since the shell companies had no operations, they did not represent a component.
In addition, the Company is actively seeking new investment opportunities, among others, in the property investment segment and the Company entered into a Memorandum of Understanding with a third party in April 2008 to acquire certain equity interests in a property investment company in China, and hence, the Company believes that no reportable segment was being disposed of.

Accordingly, the Company presented the gain on disposal of these subsidiaries as part of the income from operation in accordance with ASC360-10-45-5, which states:
A gain or loss recognized on the sale of a long-lived asset (disposal group) that is not a component of an entity shall be included in income from continuing operations before income taxes in the income statement of a business entity. If a subtotal such as income from operations is presented, it shall include the amounts of those gains or losses.
Although these subsidiaries had net liabilities as of the date of the disposal, the Company believes that the purchaser was interested in (i) obtaining the registered name of Rosedale in China for its own business purpose; (ii) getting a readily established wholly-owned foreign invested enterprise in China with a registered capital of RMB149 million for project development; and (iii) Rosedale was holding approximately RMB 12.4 million of cash and cash equivalents at the time of the disposal and, in view of the foreign funds transfer restriction in China, it creates additional value to potential investors on the immediately available cash and cash equivalent balances in China upon acquisition.
Note 6 — Investments In and Advances to Equity Method Affiliates, page FF-17
12.	Comment
Please help us understand how you have met the disclosure requirements set forth in FASB ASC 320-10-50.
Response
The Company respectfully advises the Staff that it has considered the disclosure requirements in ASC 320-10-50, and the disclosure requirement applicable to the Company’s investment in Wing On as trading securities is set forth in ASC 320-10-50-9e as stated below:
For each period for which the results of operations are presented, an entity shall disclose the portion of trading gains and losses for the period that relates to trading securities still held at the reporting date.

The standard further elaborates the calculation of gains and losses recognized on trading securities as set forth in ASC 320-10-50-14:
The portion of trading gains and losses for the period related to trading securities still held at the reporting date (required by paragraph 320-10-50-9(e)) is calculated as follows.

Net gains and losses recognized during the period on trading securities	$105

Less: Net gains and losses recognized during the period on trading securities sold during the period	(80)

Unrealized gains and losses recognized during the reporting period on trading securities still held at the reporting date	$25

The Company respectfully submits that it has presented in accordance with FASB ASC 320-10-50-14 , the “net realized loss recognized on trading securities” and “unrealized loss on trading securities still held at the balance sheet date” on the face of the consolidated statements of operations.
Exhibit 12 — Certifications
13.	Comment
Your certifications omit the internal control over financial reporting language from the introductory portion of paragraph 4 of the certifications. Please file an amendment to your Form 20-F to include certifications that do not exclude the introductory portion of paragraph 4. Please refer to Instruction 12 to Item 19 of Form 20-F. Please ensure that the revised certifications refer to the Form 20-F/A and are currently dated.
Response
The Issuer will include the required certifications, currently dated, in the amendment to Form 20-F that it files.
Comments or questions regarding the above responses should be directed to the undersigned at 011-852-2372-0620 (facsimile) or 011-852-3151-0300 (telephone).

With best regards,
/s/ Chow Chun Man, Jimmy
CHOW CHUN MAN, JIMMY
Chief Financial Officer China Enterprises Limited